FILED PURSUANT TO

RULE 424 (B) (5)

REGISTRATION NO: 333-58966

REGISTRATION NO: 333-58966-01

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 9, 2001)

$150,000,000

REGENCY CENTERS, L.P.

4.950% Notes due 2014

Guaranteed as to the Payment of Principal and Interest by REGENCY CENTERS CORPORATION

Regency Centers, L.P. (the operating partnership through which Regency Centers Corporation conducts its operations) will pay interest on the notes on April 15 and October 15 of each year. The first interest payment will be on October 15, 2004. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

We may redeem some or all of the notes at any time at a redemption price equal to the principal amount of the notes to be redeemed plus a Make-Whole Amount. The Make-Whole Amount will be equal to the excess of (1) the present value of the notes being redeemed and of the interest Regency Centers, L.P. would have paid on the notes being redeemed over (2) the aggregate principal amount of notes being redeemed, determined using a discount rate of 0.20% plus the average of the most recently published treasury rates for the maturity comparable to the notes being redeemed.

Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest on the notes. The notes will mature on April 15, 2014.

See “ Risk Factors” beginning on page 2 of the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price (1)	99.747%	$149,620,500
Underwriting discount (2)	0.65%	$975,000
Proceeds to Regency (before expenses)	99.097%	$148,645,500

(1)	Plus accrued interest, if settlement occurs after April 1, 2004.

(2)	See “Underwriting” beginning on page S-15.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about April 1, 2004.

JPMorgan Wachovia Securities

Wells Fargo Brokerage Services, LLC

PNC Capital Markets, Inc.

SunTrust Robinson Humphrey

ING Financial Markets

Piper Jaffray

The date of this prospectus is March 29, 2004.

Prospectus Supplement

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder, shall under any circumstances create any implication that there has been no change in the affairs of Regency Centers, L.P. or Regency Centers Corporation since the date of this prospectus supplement or the accompanying prospectus, or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov and our website at www.regencycenters.com.

This prospectus supplement and the accompanying prospectus are part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2003, Commission File No. 0-24763) and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street Suite 200

Jacksonville, FL 32202

(904) 598-7675

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements and, with respect to Regency Centers Corporation, within Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Centers operates, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “should” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption “Risk Factors” in the accompanying prospectus, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement.

REGENCY CENTERS, L.P. AND REGENCY CENTERS CORPORATION

We are a limited partnership that acquires, owns, develops and manages grocery-anchored shopping centers in targeted markets in the United States. We are the primary entity through which Regency Centers Corporation, our general partner and 98% owner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of principal and interest on the notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange. Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

RECENT DEVELOPMENTS

On March 26, 2004, we renewed our line of credit, which was scheduled to expire on April 30, 2004, for an additional three years. In order to minimize the fees relating to this facility, we reduced the maximum availability from $600 million to $500 million. The interest rate that we pay on our line based on our current investment grade rating has been reduced to LIBOR plus .75% from LIBOR plus .85%.

USE OF PROCEEDS

Net proceeds of this offering, after deducting underwriting discounts and estimated expenses of this offering will be approximately $148,495,500. We intend to use these net proceeds to repay a substantial portion of the $200 million aggregate principal amount outstanding of our 7.4% senior notes due April 2004.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31,
	2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	2.1x	1.8x	1.7x	1.7x	1.9x

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred debt costs and preferred distributions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003, as adjusted to give effect to this offering, application of the net proceeds of the offering and an increase in the outstanding balance on our line of credit. We will use the net proceeds of this offering, the amount of the increase in our line of credit and cash on hand to repay in full our $200 million 7.4% senior notes due April 2004. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	December 31, 2003
	Actual	As Adjusted
	(in thousands)
Debt:
Notes payable	$1,257,777	$1,057,786
Notes offered hereby	—	149,621
Unsecured line of credit(1)	195,000	245,000
Accounts payable and other liabilities	94,280	94,280
Acquired lease intangible liabilities, net	6,115	6,115
Tenants’ Security and escrow deposits	9,358	9,358

Total debt	1,562,530	1,562,160
Limited partners’ interest in consolidated partnerships	4,651	4,651

Partners’ capital:
Cumulative redeemable preferred units(2)	298,526	298,526
Operating partnership units	1,232,347	1,232,347
Accumulated Other Comprehensive Income	175	175

Total partners’ capital	1,531,048	1,531,048

Total capitalization	$3,098,229	$3,097,859

(1)	As of March 15, 2004, the outstanding balance on our line of credit was about $230,000,000. We intend to increase the outstanding balance on our line of credit by about $50,000,000, which we will use to pay a portion of the remaining balance of our $200 million senior notes due April 2004. After giving effect to this draw, the outstanding balance under our line of credit is expected to be approximately $280,000,000.
(2)	These units are redeemable at our option after they have been outstanding for at least five years.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture, dated as of December 5, 2001, among ourselves, Regency Centers Corporation, our general partner, and Wachovia Bank, National Association, formerly known as First Union National Bank, as trustee. When we refer to the indenture, we include all supplements and amendments to the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to the registration statement.

The following summary sets forth the material terms and provisions of the notes and the indenture governing the notes. Capitalized terms not otherwise defined in this section have the meanings given to them in the notes and in the indenture. The following description of the specific terms of the notes being offered hereby supplements, and, to the extent inconsistent, replaces, the description of the general terms and provisions of the notes described in the accompanying prospectus under “Description of the Notes” beginning on page 12.

General

The notes will be:

•	unsecured general obligations of Regency Centers, L.P.;

•	guaranteed as to the payment of principal and interest by Regency Centers Corporation;

•	unsubordinated debt of Regency Centers, L.P. and will rank on a parity with all existing and future unsecured and unsubordinated debt;

•	effectively subordinated to the prior claims of creditors under any secured debt we incur in the future; and

•	issued in book-entry form only.

We may from time to time, without the consent of existing holders, create and issue further notes having the same terms and conditions as the notes being offered hereby in all respects, except for issue date, issue price and, if applicable, the first interest payment on the notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of like tenor.

Except as described under “Description of the Notes—Merger, Consolidation or Sale” and “—Covenants” in the accompanying prospectus, the indenture does not contain any other provisions that would afford holders of the notes protection in the event of:

•	a highly leveraged or similar transaction involving us or any affiliate of us;

•	a change of control; or

•	a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the notes.

Subject to limitations set forth under “—Merger, Consolidation or Sale” and “—Certain Covenants” below or under “Description of the Notes—Merger, Consolidation or Sale” and “—Certain Covenants” in the accompanying prospectus, we may enter into transactions such as the sale of all or substantially all of our assets or a merger or consolidation that would increase the amount of our debt or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our debt, including the notes. We have no present intention of engaging in a highly leveraged or similar transaction.

The notes are not subject to repayment at the option of the holders thereof. In addition, the notes will not be entitled to the benefit of any sinking fund.

Principal, Maturity and Interest

We initially will issue $150,000,000 aggregate principal amount of notes. We will issue the notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 15, 2014, but are subject to redemption at our option (as described below). We may re-open this series of the notes in the future to issue additional identical notes.

Interest on the notes will accrue at the rate of 4.950% per year and will be payable semi-annually in arrears on April 15 and October 15, commencing on October 15, 2004. We will make each interest payment to the holders of record of these notes on the immediately preceding April 1 and October 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

We may at any time redeem the notes, in whole or in part, at a redemption price equal to (1) the principal amount thereof, plus accrued and unpaid interest to the redemption date and (2) the Make-Whole Amount (as defined below), if any.

If notice has been given as provided in the indenture and funds for the redemption of any notes called for redemption have been irrevocably set aside on the redemption date referred to in the notice, such notes will cease to bear interest on the date fixed for redemption. Thereafter, the only right of the holders of such notes will be to receive payment of the redemption price.

We will give notice of any optional redemption to holders, at their registered addresses, at least 30 and not more than 60 days before the date fixed for redemption. The notice of redemption will specify, among other things, the redemption price and the principal amount of the notes to be redeemed. If less than all of the notes are to be redeemed, the trustee shall select which notes are to be redeemed in a manner it deems fair and appropriate.

As used above:

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of

•	the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means 0.20% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index designated by us.

Certain Covenants

The notes contain various covenants, including the following limitations on our ability to incur debt. For additional information on these covenants, including definitions of the capitalized terms in this summary, see “Description of the Notes—Covenants—Limitation on Indebtedness” beginning on page 17 and “Definitions” beginning on page 20, each in the accompanying prospectus.

Limitation on Incurrence of Debt.    Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of, without duplication:

•	Total Assets as of the end of the most recent calendar quarter and

•	The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers, L.P. or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

Limitation on Secured Debt.    Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness secured by any encumbrance on the property of Regency Centers, L.P. or any subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds from such Indebtedness, the aggregate amount of all outstanding Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis which is secured by an encumbrance on property of Regency Centers, L.P. or any subsidiary is greater than 40% of the sum of:

•	Total Assets as of the end of the most recent calendar quarter and

•	The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers, L.P. or any subsidiary since the end of the most recent calendar quarter, including proceeds obtained in connection with the incurrence of the additional Indebtedness.

Debt Service Coverage.    Neither Regency Centers, L.P. nor any subsidiary will incur any Indebtedness if Consolidated Income Available for Debt Service for the four consecutive fiscal quarters most recently ended prior to the date of the incurrence of the additional Indebtedness, on a pro forma basis, would be less than 1.5 times the Annual Service Charge on all Indebtedness outstanding after giving effect to the incurrence of such Indebtedness and to the application of the proceeds from such Indebtedness, calculated on the assumptions described under “Description of the Notes—Covenants—Limitation on Indebtedness” beginning on page 17 of the accompanying prospectus.

Maintenance of Total Unencumbered Assets.    Regency Centers, L.P. and its subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers, L.P. and its subsidiaries on a consolidated basis.

The notes will also contain the other covenants described under “Description of the Notes—Covenants” beginning on page 16 and will be subject to the events of default described under “Description of the Notes— Events of Default” beginning on page 23, each in the accompanying prospectus.

FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of the material U.S. federal income tax considerations applicable to the notes as well as a general summary of the material federal income tax considerations regarding our general partner, Regency Centers Corporation. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner, LLP. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the U.S. dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Regency Centers” refers to Regency Centers Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the “Management Company”) (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency Centers for financial reporting purposes).

United States Holders

Payments of Interest

In the opinion of Foley & Lardner, LLP, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. A United States holder is a beneficial owner that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner, LLP, a United States holder’s tax basis in a note will generally be its cost. In the opinion of Foley & Lardner, LLP, upon the sale or retirement of a note, a United States holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the holder’s tax basis of the note, and such capital gain or loss will generally be long-term capital gain or loss if the note has been held by the United States holder for more than one year. Long-term capital gain of a non-corporate United States holder is generally subject to reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations.

United States holders should be aware that the resale of the notes may be affected by the impact on a purchaser of the “market discount” rules of the Code, under which a purchaser of a note acquiring the note at a market discount generally would be required to include as ordinary income a portion of the gain realized upon the disposition or retirement of such note, to the extent of the market discount that has accrued but not been included in income while the note was held by such purchaser.

United States Alien Holders

For purposes of this discussion, a “United States Alien holder” is any holder of a note who is (1) a nonresident alien individual or (2) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner, LLP, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

(1)	payments of principal and interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers within the meaning of Section 881(c)(3)(C) of the Code and (c) the person otherwise required to withhold receives, in the manner provided by the IRS, a certification that the United States Alien holder is not a United States holder. A United States Alien holder may provide this certification by providing a properly completed W-8 BEN or other documentation as may be prescribed by the IRS. The appropriate documentation must be effective as to the interest and be provided prior to the payment of such interest. If a change in circumstances makes any information on such documentation incorrect, then the United States Alien holder must report the change within 30 days and provide new documentation;

(2)	a United States Alien holder of a note will generally not be subject to United States federal withholding tax on any gain realized on the sale of a note, unless the United States Alien holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption, and certain other conditions are met or the gain is effectively connected with the conduct of a trade or business of the United States Alien holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder; and

(3)	a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual’s death.

An interest payment to a United States Alien holder that does not satisfy these requirements for the interest exception and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A United States Alien holder will generally be subject to tax in the same manner as a United States holder with respect to payments of interest if such payments are effectively connected with the conduct of a trade or business by the United States Alien holder in the United States and, if an applicable tax treaty provides, such income is attributable to a United States permanent establishment maintained by the United States Alien holder. In some circumstances, such effectively connected income received by a United States Alien holder which is a corporation may be subject to an additional “branch profits tax” at a 30% base rate or, if applicable, a lower treaty rate.

Except to the extent that an applicable tax treaty provides otherwise, a United States Alien holder will generally be subject to tax in the same manner as a United States holder with respect to gain realized on the sale, exchange or redemption of a note if such gain is effectively connected with the conduct of a trade or business by the United States Alien holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the United States Alien holder. In certain circumstances, a United States Alien holder that is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the United States Alien holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or a suitable substitute form, as applicable, prior to the payment of interest. Such certificate must contain, among other information, the name and address of the United States Alien holder.

United States Alien holders are urged to consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Information Reporting and Backup Withholding

Certain non-corporate United States holders may be subject to information reporting requirements on payments of principal and interest on a note and payments of the proceeds of the sale or redemption of a note. Backup withholding, currently imposed at a rate of 28%, may apply to such payments if the United States holder fails to furnish an accurate taxpayer identification number, or TIN, to the payor in the manner required, is notified by the IRS that it has failed to properly report payments of interest or dividends or under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

A United States Alien holder is generally not subject to backup withholding with respect to interest payments on the notes if it certifies as to its status as a United States Alien holder under penalties of perjury or if it otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the United States Alien holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. Information reporting requirements, however, will apply to payments of interest to United States Alien holders where such interest is subject to withholding or exempt from United States withholding tax pursuant to a tax treaty, or where such interest is exempt from United States tax as discussed above. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the United States Alien holder resides.

The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the United States Alien holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through a non-United States office of a non-United States broker that is not a “United States related person” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business or a foreign partnership that at any time during the partnership’s taxable year is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a United States Alien holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person, absent actual knowledge that the payee is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Holders of the notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

Tax Considerations Regarding Regency Centers

Regency Centers made an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. Regency Centers believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency Centers intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency Centers will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include entities); and

(7)	which meets income and asset tests.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner, LLP that (1) Regency Centers has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency Centers has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency Centers’ method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon representations made by Regency Centers as to factual matters including, but not limited to, those concerning its business and properties, and matters relating to Regency Centers’ manner of operation. Foley & Lardner, LLP is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency Centers’ ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner, LLP. Accordingly, no assurance can be given that the actual results of Regency Centers’ operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of Regency Centers

As a REIT, Regency Centers generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency Centers will be subject to federal income tax in the following circumstances.

•	Regency Centers will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Under circumstances, Regency Centers may be subject to the “corporate alternative minimum tax” on its items of tax preference.

•	If Regency Centers has (1) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by Regency Centers by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

•	If Regency Centers has net income from “prohibited transactions” (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

•	If Regency Centers should fail to satisfy certain gross income tests which require that at least 75% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments and at least 95% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, and has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of its gross income exceeds the amount of its income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of its gross income exceeds the amount of its income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect Regency Center’s profitability.

•	If Regency Centers should fail to distribute during each calendar year at least the sum of

(i)	85% of its REIT ordinary income for such year,

(ii)	95% of its REIT capital gain net income for such year, and

(iii)	any undistributed taxable income from prior years,

it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between a Regency Centers and the Management Company if and to the extent that the IRS successfully adjusts the reported amounts of these items.

•	If Regency Centers acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency Centers’ hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation (“carry-over basis”), and Regency Centers recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by Regency Centers, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such recognition period over (b) Regency Centers’ adjusted basis in such asset as of the beginning of such recognition period (the “built-in gain”), such gain will be subject to tax at the highest regular corporate rate.

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency Centers fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency Centers will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency Centers fails to qualify will not be deductible by Regency Centers nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency Centers will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency Centers would be entitled to such statutory relief.

UNDERWRITING

Regency Centers, L.P., Regency Centers Corporation and the underwriters have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
J.P. Morgan Securities Inc.	$52,500,000
Wachovia Capital Markets, LLC	52,500,000
Wells Fargo Brokerage Services, LLC	17,250,000
PNC Capital Markets, Inc.	8,625,000
SunTrust Capital Markets, Inc.	8,625,000
ING Financial Markets LLC	6,225,000
Piper Jaffray & Co.	4,275,000

Total	$150,000,000

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

The notes are a new issue of securities with no established trading market. Regency Centers, L.P. has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of notes than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Regency Centers, L.P. estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $150,000.

Regency Centers, L.P. and Regency Centers Corporation have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

In the ordinary course of business, certain of the underwriters and their affiliates have provided, and may in the future provide, investment banking and/or commercial banking services (including with respect to our line of credit) to Regency Centers, L.P. and its affiliates for which they have received, and may in the future receive, customary fees.

VALIDITY OF NOTES

The validity of the notes offered hereby and the guarantee will be passed upon for Regency Centers, L.P. and Regency Centers Corporation by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency Centers, L. P. and Regency Centers Corporation with respect to this offering beneficially owned approximately 6825 shares of common stock of Regency Centers Corporation as of the date of this prospectus supplement. The validity of the notes offered hereby and the guarantee will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

PROSPECTUS

$600,000,000 Notes

Regency Centers, L.P.

121 W. Forsyth Street

Suite 200

Jacksonville, Florida 32202

(904) 356-7000

Regency Centers, L.P. may offer from time to time up to $600,000,000 of unsecured notes. We will provide the amount, price and terms of the notes in a prospectus supplement.

The notes will be guaranteed by our general partner, Regency Centers Corporation.

If any agents, underwriters or dealers are involved in the sale of the notes, we will include the names of the agents, underwriters or dealers and their commissions or discounts and the net proceeds we will receive from the sale in a prospectus supplement.

This prospectus may not be used for the sale of notes unless accompanied by a prospectus supplement.

See “ Risk Factors” beginning on page 2 for a discussion of material risks which you should consider before buying notes.

These notes have not been approved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

May 9, 2001

PROSPECTUS SUMMARY

The Issuer and the Guarantor

Regency Centers, L.P. is a limited partnership which owns, operates and develops grocer-anchored neighborhood shopping centers throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of the notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange. It changed its name from Regency Centers Corporation on February 12, 2001.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov and our web site at www.regencycenters.com.

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the notes:

•	Our annual report on Form 10-K for the year ended December 31, 2000 (Commission File No. 0-24763); and

•	Our general partner’s annual report on Form 10-K for the year ended December 31, 2000 (Commission File No. 1-12298).

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Miriam Giles

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street

Suite 200

Jacksonville, FL 32202

(904) 356-7000

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

RISK FACTORS

The following contains a description of the material risks involved in owning notes.

Our Debt Financing May Adversely Affect Payment of Notes

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt, including the notes. If we are unable to refinance our debt on acceptable terms, we might be forced to dispose of properties, which might result in losses, or to obtain financing at unfavorable terms. Either could reduce the cash flow available to pay our debt. In addition, if we cannot make required mortgage payments, the property securing the mortgage could be foreclosed upon by the mortgagee, causing the loss of cash flow from that property to pay our debt.

Neither our general partner’s nor our organizational documents limit the amount of debt that may be incurred. Our general partner has established a policy (1) limiting total debt to 50% of total assets at cost and (2) maintaining a minimum debt service coverage ratio of 2:1. The board of directors of our general partner may amend this policy at any time without the approval of its shareholders or our limited partners.

Unless otherwise indicated in the prospectus supplement, the indenture for the notes will permit us to incur additional debt, subject to limitations. The degree to which we are leveraged could have important consequences to you, including the following:

•	Leverage could affect our ability to obtain additional financing in the future to repay the notes or for working capital, capital expenditures, acquisitions, development or other general corporate purposes, and

•	Leverage could make us more vulnerable to a downturn in our business or the economy generally.

Substantially all of our debt is cross-defaulted, but not cross-collateralized. Our line of credit also imposes covenants which limit our flexibility in obtaining other financing, such as limitations on floating rate debt and a prohibition on negative pledge agreements.

Increased Interest Rates May Reduce Our Cash Flow

We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, such increases may reduce cash flow and our ability to service our debt. If interest rates increase significantly, we would consider entering into interest rate swap or cap agreements for all or a portion of our floating rate debt.

We are also prohibited by the terms of our unsecured line of credit from incurring other floating rate debt in excess of 25% of the gross asset value of our assets unless we obtain interest rate swaps, caps or collars which prevent the effective interest rate on the portion of such other debt in excess of 25% from increasing above 9% per year.

Although swap agreements would enable us to convert floating rate debt to fixed rate debt and cap agreements would enable us to cap our maximum interest rate, they would expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates. Generally, however, the counterparties to our hedge agreements would be major financial institutions. If we enter into any swap agreements in the future, decreases in interest rates would increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements would not protect us from increases up to the capped rate.

Effective Subordination of Notes May Reduce Amounts Available for Payment of Notes

The notes will be unsecured. The holders of secured debt may foreclose on our assets securing such debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of secured debt also would have priority over unsecured creditors in the event of our liquidation. The indenture for the notes permits us to enter into additional mortgages and incur secured debt if the conditions specified in the indenture are met. See “Description of the Notes—Covenants”. In the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt will be entitled to proceed against their collateral, and such collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to our secured debt.

The guarantee of the notes by the guarantor is an unsecured obligation of the guarantor, which

(1)	ranks equally with the guarantor’s other unsecured and unsubordinated debt; and

(2)	would be effectively subordinated to any mortgage or other secured debt of the guarantor.

Unsuccessful Development Activities Could Reduce Cash Flow

We intend to actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We will incur risks associated with development activities, including:

•	the risk that we may abandon development opportunities and lose our investment in these developments;

•	the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

•	a lack of cash flow during the construction period; and

•	the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

Also, we have competitors seeking properties for development, some of which may have greater resources than we have.

If we sustain material losses due to an unsuccessful development project, our cash flow available to pay the notes may be reduced.

Loss of Revenues from Major Tenant Could Reduce Our Future Cash Flow

We derive significant revenues from anchor tenants such as Kroger or Publix that occupy more than one center. We could be adversely affected by the loss of revenues if a major tenant:

•	files for bankruptcy or insolvency;

•	experiences a downturn in its business;

•	does not renew its leases as they expire; or

•	renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant’s customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

We Could Be Adversely Affected by Poor Market Conditions Where Properties Are Geographically Concentrated

Our performance depends on the economic conditions in markets in which our properties are concentrated, including Florida, California, Texas and Georgia. Our operating results could be adversely affected if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas.

Partnership Structure May Limit Flexibility to Manage Assets

We are our general partner’s property-owning vehicle. From time to time, we acquire properties in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax that they would incur if they sold the property.

Properties contributed to us may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

Generally, we have no obligation to consider the tax consequences of our actions to any limited partner. However, we may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute such properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

Uninsured Loss May Adversely Affect Our Ability to Pay Notes

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, types of losses (such as from hurricanes, wars or earthquakes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and we would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow available to pay the notes could be reduced.

Highly Leveraged Transaction or Change In Control May Adversely Affect Credit-worthiness of Notes

The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or our general partner. However, the indenture does not contain provisions which protect holders of notes against adverse effects of a change in control per se, such as the sale of the stock of our general partner or the election of its directors. There can be no assurance that we or our general partner will not enter into such a transaction and adversely affect our ability to meet our obligations under the notes or our general partner’s obligation under its guarantee. Moreover, there can be no assurance that a significant corporate transaction such as an acquisition which complies with the indenture provisions will not adversely affect the creditworthiness of the notes.

Tax-Driven Actions by Regency Centers May Reduce Creditworthiness of Notes

We must rely on our general partner to manage our affairs and business. In addition to the risks described above that relate to us, our general partner is subject to other risks that may affect its financial condition. These risks include adverse consequences if our general partner fails to qualify as a real estate investment trust for federal income tax purposes. Our general partner could cause us to take actions which help maintain its qualification as a real estate investment trust even though such actions may adversely affect the creditworthiness of the notes. For example, our general partner could cause us to incur debt to enable it to fulfill the shareholder distribution requirements necessary to maintain its real estate investment trust qualification. If our general partner fails to qualify as a real estate investment trust, the adverse tax consequences could also reduce its ability to satisfy its obligations under its guarantee.

Security Capital Contractual Limitations May Adversely Impact Our Operations and Cash Flow

Affiliates of Security Capital Group Incorporated owned 34,273,236 shares of common stock of our general partner as of March 13, 2001, constituting 56.6% of our general partner’s common stock outstanding on that date (including options and convertible securities on a fully diluted basis).

Security Capital is our general partner’s single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the common stock. Security Capital has the right to nominate the number of the directors of our general partner’s board of directors proportionate to its stock ownership, rounded down to the nearest whole number, but not more than 49% of the board. Although “standstill” provisions preclude Security Capital from owning more than 60% of our general partner’s common stock on a fully diluted basis and limit Security Capital’s ability to vote its shares, Security Capital has substantial influence over our general partner’s affairs. If the standstill period or any standstill extension term ends, Security Capital could be in a position to control the election of the board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

Our general partner has agreed with Security Capital to limitations on our general partner’s operations, including restrictions relating to:

•	incurrence of total debt exceeding 60% of the gross book value of its consolidated assets,

•	investments in properties other than shopping centers, and

•	entering into joint ventures or similar arrangements.

These restrictions limit our general partner’s flexibility to structure transactions that might otherwise be advantageous to us. Although we do not believe that these limitations will materially impair our ability to conduct our business, there can be no assurance that these limitations will not adversely affect our operations in the future, including reducing the cash flow available for payment of the notes.

We Face Competition from Numerous Sources

The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts in the acquisition, ownership and leasing of shopping centers as well as from numerous small owners. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction. We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore our ability to pay the notes, may be adversely affected.

Costs of Environmental Remediation Could Reduce Our Cash Flow

Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

We have properties that will require or are currently undergoing varying levels of environmental remediation. These remediations are not expected to have a material financial effect on us or our guarantor due to financial statement reserves and various state-regulated programs that shift the responsibility and cost for remediation to the state.

The presence of such substances, or the failure to properly remediate such substances, may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce the cash flow available for payment of the notes.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the expansion and improvement of properties in our portfolio, development costs for new centers and the acquisition of shopping centers as suitable opportunities arise. If we use the net proceeds for another purpose, we will include that information in a prospectus supplement.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not historical facts are forward-looking statements and, with respect to Regency Centers Corporation, within Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Centers Corporation operates, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “should” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption “Risk Factors” in this prospectus, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 were 1.7, 1.9, 2.1, 2.3 and 1.8, respectively.

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized) and amortization of deferred debt costs and preferred distributions.

REGENCY CENTERS, L.P. AND ITS GENERAL PARTNER

We own, operate and develop grocer-anchored, neighborhood shopping centers with high quality specialty retailers in prosperous trade areas throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties and intends to expand its ownership and operations of properties. Our general partner owns 98% of our common partnership units.

As of December 31, 2000, our general partner owned, directly or indirectly, 242 properties in 22 states containing approximately 27.8 million square feet of gross leasable area (“GLA”), representing an investment in real estate of approximately $2.8 billion.

As of December 31, 2000, approximately 23.5% of our general partner’s GLA was located in Florida, 17.7% was located in California, 15% was located in Texas, 9.2% was located in Georgia and 6.3% in Ohio. Our shopping centers, excluding those under development or redevelopment, were approximately 95.3% leased as of December 31, 2000.

Our general partner previously operated under the name Regency Realty Corporation, but changed its name to Regency Centers Corporation in February 2001 to acknowledge its brand and position in the shopping center industry. The real estate business of our general partner was established in 1963 as a Jacksonville, Florida-based operator and developer of shopping centers. By the early 1990s, Regency Centers Corporation had developed a successful track record of developing, owning and operating neighborhood and community shopping centers, which offered substantial cycle-resistant opportunities for growth. In 1993, Regency Centers Corporation was formed as a Florida corporation, completed its initial public offering (NYSE: REG) and became a qualified, self-administered, self-managed real estate investment trust.

Operating and Investment Philosophy

Our key operating and investment objective is to create long-term shareholder value by:

•	focusing on high quality grocer-anchored neighborhood shopping centers in attractive markets;

•	maximizing the value of the portfolio through our research-based investment strategies, our Premier Customer Initiative program and our customer-driven development programs; and

•	using conservative financial management and our substantial capital base to cost effectively access capital to fund our growth.

Grocer-Anchored Strategy

We focus our investment strategy on grocer-anchored neighborhood shopping centers that are located in infill locations or high growth corridors and are anchored by a dominant grocer in the local market. Infill locations are situated in densely populated residential communities where there are significant barriers to entry, such as zoning restrictions, growth management laws or limited availability of sites for development or expansions. Regardless of the economic cycle, grocer sales have outpaced inflation in 10 of the last 15 years. More resistant to down cycles by the nature of their business, market-leading grocers generate continuous consumer traffic to our centers. This significant consumer traffic, driven by necessity and convenience attracts and benefits our centers and side-shop tenants.

The average remaining lease term for our grocer-anchored tenants is 14.5 years. Since these grocers draw steady consumer traffic, their commitment to signing long-term leases provides us with stability and sustainable cash flow.

Our grocer-anchored centers serve neighborhoods and communities. Their carefully selected locations enable local shoppers to visit weekly or even several times a week. A neighborhood center is a convenient, cost-effective distribution platform for food retailers. A neighborhood center that is anchored by a leading grocer is highly resistant to competition from Internet e-tailers and mass merchandise stores, benefiting all of our tenants.

Grocer-anchored centers generate substantial daily traffic and offer sustainable competitive advantages to their tenants. This high traffic increases tenant sales, resulting in higher occupancy, rents and rental rate growth, which in turn helps to maintain our cash flow growth and increase the value of our portfolio over the long term.

Ninety percent of our centers are anchored by one of the top three grocers in their local markets. Our anchor tenants include leading supermarket chains like Kroger, Publix, Safeway and Albertson’s. With average annual sales for a Regency grocer of $22.4 million, our grocers outpace their respective chain averages by more than 20 percent and generate an average of more than 14,000 shopper visits each week, or more than 725,000 shopper visits annually.

Research Driven Market Selection

Grocer-anchored centers are best located in neighborhood trade areas with attractive demographics. Our typical center has a 3-mile population:

•	of approximately 75,000,

•	with an average household income in excess of $71,000, and

•	projected 5-year population growth of more than 8%.

The trade areas of our centers are growing nearly twice as fast and household incomes are more than 30% greater than the national averages, translating into more retail buying power. Once specific markets are selected, we seek the best location within the best neighborhoods, preferably occupying a dominant corner close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

Premier Customer Initiative

For the same reason we choose to anchor our centers with leading grocers, we also seek a range of strong national, regional and local specialty tenants. We have created a formal partnering process—the Premier Customer Initiative—to promote mutually beneficial relationships with our non-grocer specialty retailers. We strive to build a base of specialty tenants who represent the “best-in-class” operators in their merchandising categories. These tenants:

•	strengthen the consumer appeal of a center’s grocer-anchor,

•	help to stabilize a center’s occupancy,

•	reduce re-leasing downtime,

•	lower tenant turnover, and

•	yield higher sustainable rents.

For these reasons, we are committed to giving these premier tenants support to realize their expansion and profit objectives. We provide this support by partnering with top neighborhood operators while they are in the strategic stage of store-location planning. Our industry expertise enables us to offer prospective tenants current, in-depth data on key markets nationwide, as well as access to multiple prime locations in the best shopping centers and top markets with the leading grocer-anchors. Our premier tenants also benefit from employing standardized leases as they contract for space in multiple locations.

Customer-driven Development

Our development program is customer-driven, meaning that we have an executed lease from the anchor before we purchase the land for development. As a result of commitments from our anchor tenants and our well-established relationships with key specialty retailers, a significant percentage of the retail space is dedicated before construction begins. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with 20-year leases from the grocer-anchors and produce either attractive returns on invested capital or profits from sale.

Our development program significantly contributed to our overall growth during 2000. In 2000, we completed 34 shopping center and build-to-suit developments that represented an investment of $236 million. On average, as of December 31, 2000, these newly completed developments are 96% leased. At December 31, 2000, we had 56 shopping center developments, re-developments, renovations and single-tenant projects still in progress. When complete, these projects will represent a total investment of $730 million, $418 million of which has already been funded.

Capital Strategy

We intend to maintain a conservative capital structure designed to fund our growth programs without returning to the equity markets or compromising our investment-grade ratings. This approach is founded on our self-funding business model, which relies on capital sourced from cash flow, developments for sale, joint ventures and dispositions of limited-growth non-strategic assets. We have the financial flexibility to follow this approach, with, at year-end 2000:

•	a debt-to-total asset ratio of approximately 41%,

•	an interest coverage ratio of 3.0,

•	coverage ratio for debt service and preferred unit distributions of 2.1, and

•	nearly 80% of our real estate assets unencumbered by mortgages.

During 2000, we sold 22 development properties that generated total proceeds in excess of $140 million. In addition, in December 2000, we sold two core development properties to our joint venture with the Oregon Public Employees Retirement Fund (OPERF). These transactions collectively generated more than $180 million in total proceeds and $20 million in profits.

The OPERF joint venture represents a major co-investment partnership that is expected to produce substantial benefits for us, including a commitment by OPERF to invest in a $300 million portfolio of neighborhood and community shopping centers. When the third and final phase of the joint venture is completed in the second quarter of 2001, the joint venture will hold a total of five stabilized developments acquired from Regency and three centers acquired from OPERF located in attractive infill markets. The joint venture also plans to acquire $150 million of grocer-anchored shopping centers throughout the United States during 2001 and 2002. We will own 20% of the joint venture and will be paid asset management fees, property management fees and incentive fees.

Security Capital Group Alliance

In June 1996, our general partner entered into a strategic alliance with Security Capital Holdings, S.A. (together with its parent company, Security Capital U.S. Realty, “SC-USRealty”). As a result of this alliance, SC-USRealty became our general partner’s principal stockholder. In addition to SC-USRealty’s initial investment in 1996, SC-USRealty participated in subsequent equity issuances of our general partner pursuant to participation rights.

On January 16, 2001, in connection with the acquisition of the assets of SC-USRealty by its U.S. affiliate, Security Capital Group Incorporated (“Security Capital”), a Security Capital subsidiary succeeded to SC-USRealty’s interest in our general partner and its rights under this strategic alliance.

Security Capital beneficially owned approximately 57% of our general partner’s common stock as of March 13, 2001, including options and convertible securities on a fully diluted basis. Security Capital’s stockholders agreement with our general partner, which includes provisions limiting Security Capital’s stock ownership during a standstill period, gives Security Capital the right to own up to 60% of our general partner’s common stock on a fully diluted basis. In connection with its investment, Security Capital has the right during the standstill period to nominate up to 49% of our general partner’s board of directors. Historically Security Capital has nominated two directors.

In connection with Security Capital’s acquisition of SC-USRealty, our general partner obtained an 18-month extension to its original five-year standstill agreement with SC-USRealty. The expiration of the standstill agreement has been extended from July 2001 to January 2003. The standstill agreement includes a key provision that any reduction in Security Capital’s position in the company requires notice to our general partner to give it an opportunity to buy the shares Security Capital proposes to sell.

PROPERTIES

Our properties as of December 31, 2000 are summarized below by state:

Location	# Properties	GLA	% Leased (1)
Florida	53	6,535,088	92.8%
California	39	4,922,329	98.3
Texas	34	4,165,857	94.2
Georgia	26	2,553,041	95.4
Ohio	13	1,760,955	97.0
North Carolina	13	1,302,751	97.4
Washington	10	1,180,020	95.5
Colorado	10	897,788	97.9
Oregon	9	776,853	91.7
Alabama	5	516,062	97.9
Arizona	7	481,215	97.9
Tennessee	4	423,326	99.6
Virginia	4	397,624	95.1
Missouri	2	369,045	95.8
Kentucky	2	304,347	91.1
Michigan	3	274,987	94.1
Delaware	1	228,169	98.6
Mississippi	2	185,061	97.7
Illinois	1	178,601	86.4
South Carolina	2	162,056	97.0
New Jersey	1	88,867	—
Wyoming	1	87,777	—

Total	242	27,791,819	95.3%

(1)	Excludes properties under development or redevelopment. If these centers were included, the shopping centers would be 88.8% leased as of December 31, 2000.

The following table summarizes the largest tenant leases of our shopping centers as of December 31, 2000, based upon percentage of annual base rent exceeding 1% of total base rent. The table includes 100% of the base rent from leases of properties owned by joint ventures.

Tenant	GLA	% of Regency Centers Owned GLA	Total Base Rent	% of Regency Centers Base Rent
Kroger	3,271,507	11.8%	$29,603,109	10.4%
Publix	1,956,594	7.0	14,455,804	5.1
Safeway	1,481,454	5.3	13,357,008	4.7
Blockbuster	374,421	1.3	6,638,982	2.3
Albertsons	702,097	2.5	6,301,880	2.2
Winn Dixie	760,329	2.7	5,286,371	1.9
Hallmark	244,621	0.9	3,571,965	1.3
Harris Teeter	276,475	1.0	2,984,436	1.1

Our leases have lease terms generally ranging from three to five years for tenant space under 5,000 square feet. Leases greater than 10,000 square feet generally have lease terms in excess of five years, mostly comprised of anchor tenants with leases ranging from five to 40 years. Many of the anchor leases contain provisions allowing the tenant the option of extending the term of the lease at expiration. Our leases typically provide for the monthly payment in advance of fixed minimum rentals (in some cases), additional rents calculated as a percentage of the tenant’s sales, the tenant’s pro rata share of real estate taxes, insurance and common area maintenance expenses and reimbursement for utility costs if not directly metered.

THE GUARANTOR

The following provides material information with respect to Regency Centers Corporation, our sole general partner and the guarantor of the notes.

Our general partner is a Florida corporation which began operations as a real estate investment trust in 1993 with the completion of its initial public offering. It was the successor to the real estate business of The Regency Group, Inc. which had operated since 1963. Our general partner owned approximately 98% of our common partnership interests as of December 31, 2000.

Our general partner is also a guarantor of our:

•	$625 million unsecured line of credit,

•	$100 million 7 1/8% notes due 2005,

•	$200 million 7.40% notes due 2004,

•	$50 million 7.75% notes due 2009,

•	$150 million 8.45% notes due September 1, 2010,

•	$10 million 8.00% notes due December 15, 2010, and

•	$220 million 7.95% notes due January 15, 2011.

DESCRIPTION OF THE NOTES

This prospectus describes general terms of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of those notes in a supplement to this prospectus. We will also indicate in the supplement whether the general terms described in this prospectus apply to a particular series of notes. Accordingly, for a description of the terms of a particular issue of notes, you should read both the applicable prospectus supplement and the following description.

The notes will be issued under an indenture, dated as of December 5, 2001, as amended or supplemented from time to time, among ourselves, our general partner and First Union National Bank, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been incorporated by reference as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture. The indenture is governed by the Trust Indenture Act of 1939, as amended.

General

The notes will be our direct unsecured obligations. We can issue an unlimited amount of notes under the indenture in one or more series. The terms of each series of notes will be established by or pursuant to a resolution of the board of directors of our general partner or as established in the indenture. We may issue notes of one series at different times and we may issue additional notes of a series without the consent of the holders of such series.

The prospectus supplement relating to any series of notes being offered will contain the specific terms of the notes, including, without limitation:

(1)	the title of the notes;

(2)	any limit on the aggregate principal amount of the notes;

(3)	the person to whom interest is payable, if other than the person in whose name the note is registered on the regular record date for interest;

(4)	the date or dates on which the principal of the notes will be payable;

(5)	the rate or rates at which the notes will bear interest, if any, the date or dates from which interest will accrue, the dates on which interest will be payable, the regular record dates for such interest payment dates, and the basis upon which interest will be calculated if other than a 360 day year of twelve 30-day months;

(6)	the place or places where the principal of, premium or interest on such notes will be payable, if other than our office maintained for that purpose in Jacksonville, Florida or the borough of Manhattan in New York;

(7)	the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the notes;

(8)	any obligation we have to redeem or purchase the notes under any sinking fund or analogous provision or at the option of a holder of notes, and the dates on which and the price or prices at which we will repurchase notes at the option of holders and other terms and conditions of these repurchase obligations;

(9)	whether the amount of payments of principal of, premium or interest on the notes will be determined by reference to an index, formula or other method and the manner in which these amounts will be determined;

(10)	if other than U.S. dollars, the currency, currencies or currency units in which principal of, premium and interest on the notes will be paid;

(11)	if payments of principal of, premium or interest on the notes will be made in a currency or currency unit other than that in which the notes are stated to be payable, at our election or at the election of holders of notes, the currency or currency units which may be elected, the terms of the election and the manner for determining the amount payable upon an election;

(12)	if other than the principal amount of the notes, the portion of the principal amount of the notes payable upon acceleration of the maturity date;

(13)	if the principal amount payable at the maturity of the notes cannot be determined before maturity, the amount which will be deemed to be the principal amount of such notes before maturity;

(14)	whether the notes will be issued in certificated and/or book-entry form;

(15)	any additions to or changes from the terms of the notes with respect to the events of default, covenants or other terms of the indenture; and

(16)	any other terms of the notes not inconsistent with the provisions of the indenture.

The notes may provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these notes will be described in the applicable prospectus supplement.

Denomination, Registration, Transfer and Book-Entry Procedures

Denomination

The notes of any series will be issued in denominations of $1,000 and even multiples of $1,000, unless we describe other denominations in the applicable prospectus supplement. We will only issue the notes in fully registered form, without interest coupons. We will not issue notes in bearer form.

Registration and Transfer

You may transfer or exchange the notes of any series at the office of the trustee. You will not pay service charge for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. If we designate any transfer agent (in addition to the trustee) in the applicable prospectus supplement, we may at any time change such designation or change the location through which the transfer agent acts, except that we must maintain a transfer agent in each place of payment for the notes. We may at any time designate additional transfer agents for any series of notes.

Book-Entry Procedures

Global Notes.    Notes may be represented by one or more notes in global form (a “global note”). Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Each global note will be credited to the account of a direct or indirect participant in DTC as described below.

Except as set forth below, a global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except as described below under “—Exchanges of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes.    A beneficial interest in a global note may not be exchanged for a note in certificated form unless:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the global note or has ceased to be a clearing agency registered under the Securities Exchange Act of 1934, and in either case we fail to appoint a successor depositary,

•	we, at our option, notify the trustee in writing that we elect to issue the notes in certificated form,

•	an event of default with respect to the notes has occurred and is continuing or

•	other circumstances have occurred that were specified for this purpose in the designation of a series of notes.

In all cases, certificated notes delivered in exchange for any global note will be registered in the names and issued in the denominations requested by the depositary (in accordance with its customary procedures). Any such exchange will be effected through the DWAC System. An adjustment will be made in the records of the note registrar to reflect the decrease in the principal amount of the relevant global note.

Book-Entry Procedures.    DTC has indicated that it intends to use the following procedures for book-entry notes. DTC may change these procedures from time to time. We are not responsible for these procedures. You should contact DTC or their participants directly to discuss these matters.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. These book-entry procedures eliminate the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

DTC has advised us that, upon the issuance of a global note under its current practice, DTC credits the respective principal amounts of the beneficial interests represented by the global note to the DTC accounts of the participants through which such interests are to be held. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (for interests of participants) and the records of participants and indirect participants (for interests of persons other than participants).

AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR its NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY THE GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES.

Except in the limited circumstances described above under “—Exchanges of Book-Entry Notes for Certificated Notes”, owners of beneficial interests in a global note may not have any portions of the global note registered in their names, will not receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global note (or any note represented thereby).

The laws of some states require that persons take physical delivery in definitive form of securities that they own. The ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons that do not participate in the DTC system, or take other actions in respect of such interest, may be affected by the lack of a physical certificate.

Payments of the principal of, premium, if any, and interest on global notes will be made to DTC or its nominee as the registered owner of the global note. Neither we, the guarantor, the trustee nor our respective agents will be responsible or liable for maintaining, supervising or reviewing records relating to or payments made on account of beneficial ownership interests in global notes.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name.” Such payment will be the responsibility of the participants.

Interests in a global note will trade in DTC’s settlement system. Secondary market trading activity in these interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose DTC account interests in global notes are credited. However, if there is an event of default under the notes, the global notes will be exchanged for notes in certificated form and distributed to DTC’s participants.

Although DTC has agreed to these procedures in order to facilitate transfers of beneficial interests in global notes among participants of DTC, it is under no obligation to perform these procedures, and these procedures may be discontinued at any time. Neither we, the guarantor, the trustee nor our respective agents are responsible for the performance by DTC, its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Optional Redemption

If indicated in the applicable prospectus supplement, we may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal either to:

•	the sum of (i) the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to such notes (or portion thereof) or

•	such other redemption price which is established in accordance with the indenture. (§ 11.1)

We will redeem notes in accordance with the following procedures, unless different procedures are set forth in the applicable prospectus supplement.

If notice of redemption has been given and we have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, such notes will cease to bear interest on the redemption date. The only right of the holders of the notes will then be to receive payment of the redemption price. (§ 11.7)

Notice of any optional redemption of any note will be given to holders between 30 and 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. (§ 11.5)

We will notify the trustee at least 60 days before giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes of any series are to be redeemed, the trustee will select, in a manner it deems fair and appropriate, the notes to be redeemed. (§§ 11.3 and 11.4).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Sinking Fund

If indicated in the applicable prospectus supplement, we may be obligated to make mandatory sinking fund payments on the notes. Each sinking fund payment will be applied to the redemption of the applicable series of notes.

Guarantee

The guarantor will unconditionally guarantee the payment of principal of, premium, if any, and interest on each series of the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantor will be required promptly to make such payment in full, without any action by the trustee or the holder of any notes.

The guarantee is an unsecured obligation of the guarantor and will be effectively subordinated to mortgage and other secured indebtedness of the guarantor. In the event of a guarantor insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor’s financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under the guarantee to the highest amount that would not render the guarantee void against creditors under such laws.

The indenture provides that the guarantor may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into the guarantor, unless, in addition to other conditions:

(1)	in a transaction in which the guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and unconditionally assumes all of the guarantor’s obligations under the indenture, unless we or another guarantor are the successor entity; and

(2)	immediately after giving effect to such transaction and treating any Indebtedness which becomes an obligation of such guarantor or a subsidiary thereof as a result of such transaction as having been incurred by such guarantor or such subsidiary at the time of the transaction, no event of default with respect to the notes of any series shall have occurred and be continuing.

The guarantee will remain in effect until the entire principal of, premium, if any, and interest on the notes of each series has been paid in full or the notes shall have been defeased and discharged as described under clause (A) under “—Defeasance”.

Covenants

The indenture contains, among others, the covenants set forth below. These covenants may be modified by supplemental indenture for any series of notes prior to issuance. We will describe any modifications in the applicable prospectus supplement. You should refer to the definitions beginning on page 23 when reviewing these covenants. When we refer to “Regency Centers” in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

Regency Centers will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of such additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

(1)	Total Assets as of the end of the calendar quarter covered in Regency Centers’ annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Centers if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of such additional Indebtedness; and

(2)	The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. (§ 10.8)

In addition, neither Regency Centers nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of the property of Regency Centers or any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of Regency Centers or any Subsidiary is greater than 40% of the sum of (without duplication):

(1)	the Total Assets of Regency Centers and its Subsidiaries as of the end of the calendar quarter covered in Regency Centers’ annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of Regency Centers if filed by Regency Centers with the trustee in lieu of filing its own reports) prior to the incurrence of the additional Indebtedness; and

(2)	the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness. (§ 10.8)

Regency Centers and its Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and its Subsidiaries on a consolidated basis. (§ 10.8)

Regency Centers also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended before the date on which such additional Indebtedness is to be incurred would have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

(1)	such Indebtedness and any other Indebtedness incurred by Regency Centers or its Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

(2)	the repayment or retirement of any other Indebtedness by Regency Centers or its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

(3)	in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments for the acquisition being included in the pro forma calculation; and

(4)	in the case of any acquisition or disposition by Regency Centers or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with appropriate adjustments for such acquisition or disposition being included in such pro forma calculation. (§ 10.8)

For purposes of the foregoing provisions, Indebtedness is deemed to be “incurred” by Regency Centers or a Subsidiary whenever Regency Centers or its Subsidiary creates, assumes, guarantees or otherwise becomes liable for such Indebtedness.

Provision of Financial Information

Whether or not Regency Centers is subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 or any successor provision, Regency Centers will timely file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission if subject to Section 13(a) or 15(d) or any successor provision. If Regency Centers is not permitted to file these documents with the Securities and Exchange Commission, Regency Centers will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which Regency Centers would have been required to file with the Securities and Exchange Commission and will also supply copies of such documents to any holder or prospective holder upon written request. (§ 10.10)

Existence

Except as permitted under “—Merger, Consolidation or Sale”, Regency Centers and the guarantor are required to do all things necessary to preserve their respective existence, rights and franchises. However, Regency Centers and the guarantor are not required to preserve any right or franchise if they determine that the preservation thereof is no longer desirable in the conduct of their business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes. (§ 10.4)

Maintenance of Properties

Regency Centers is required to maintain all properties used or useful in the conduct of its business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs as, in the judgment of Regency Centers, may be necessary so that its business may be properly and advantageously conducted at all times. However, Regency Centers is not prevented from discontinuing the operation or maintenance of any of its properties if such discontinuance is, in the judgment of Regency Centers, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes. (§ 10.5)

Insurance

Regency Centers and the guarantor are required to, and to cause each of their respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types. (§ 10.7)

Payment of Taxes and Other Claims

Regency Centers and the guarantor will be required to pay or discharge, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon Regency Centers, the guarantor or any subsidiary or upon the income, profits or property of Regency Centers, the guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Regency Centers, the guarantor or any subsidiary. However, neither Regency Centers nor the guarantor shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (§ 10.6)

Merger, Consolidation or Sale

Except as provided below, Regency Centers may not, in a single transaction or a series of related transactions,

•	consolidate with or merge into any other person or permit any other person to consolidate with or merge into Regency Centers,

•	directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets,

•	acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person such that such person becomes a Subsidiary of Regency Centers and

•	directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire all or substantially all of the property and assets of any person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any person.

Regency Centers may enter into a merger, sale or acquisition described above, however, if, in addition to other conditions:

•	in a transaction in which Regency Centers does not survive or in which Regency Centers sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to Regency Centers is organized under the laws of the United States of America or any state thereof or the District of Columbia and expressly assumes by a supplemental indenture all of Regency Centers’ obligations under the indenture;

•	immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of Regency Centers or a Subsidiary as a result of the transaction as having been Incurred by Regency Centers or such Subsidiary at the time of the transaction, no event of default with respect to the notes of any series, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes of any series, has occurred and is continuing; and

•	immediately after giving effect to such transaction, the Consolidated Net Worth of Regency Centers (or other successor entity) is equal to or greater than that of Regency Centers immediately prior to the transaction. (§ 8.1)

Paying Agents

We have initially appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under “—Notices” below, of any change or termination of any paying agent and of any changes in the specified offices.

Definitions

Set forth below are the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided. (§ 1.1)

“Acquired Indebtedness” means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or the acquisition. Acquired Indebtedness is deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

“Affiliate” of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, “control,” when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Service Charge” for any period means the aggregate interest expense for the period on, and the amortization during the period of any original issue discount of, Indebtedness of Regency Centers and its Subsidiaries and the amount of dividends which are payable during the period on any Disqualified Stock.

“Capital Stock” means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

“Consolidated Income Available for Debt Service” for any period means Earnings from Operations of Regency Centers and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

•	interest expense on Indebtedness of Regency Centers and its Subsidiaries;

•	provision for taxes of Regency Centers and its Subsidiaries based on income;

•	amortization of debt discount;

•	provisions for gains and losses on properties and property depreciation and amortization;

•	the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and

•	amortization of deferred charges.

“Consolidated Net Worth” of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to Regency Centers, adjustments following the date of the indenture to the accounting books and records of Regency Centers in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Regency Centers by another person shall not be given effect.

“Disqualified Stock” means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise

•	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock),

•	is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or

•	is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes of the relevant series; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of Regency Centers do not constitute Disqualified Stock.

“Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in the financial statements of Regency Centers and its Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

“Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of any guarantor owed to Regency Centers.

“Indebtedness” of Regency Centers or any Subsidiary means any indebtedness of Regency Centers or such Subsidiary, as applicable, whether or not contingent, for

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments,

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by Regency Centers or any Subsidiary,

•	reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

•	the amount of all obligations of Regency Centers or any Subsidiary for redemption, repayment or other repurchase of any Disqualified Stock and

•	any lease of property by Regency Centers or any Subsidiary as lessee which is reflected on Regency Centers’ consolidated balance sheet as a capitalized lease in accordance with GAAP,

to the extent, in the case of items of indebtedness under (i) through (iv) above, that any such items (other than letters of credit) would appear as a liability on Regency Centers’ consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of Regency Centers or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than Regency Centers or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by Regency Centers or any Subsidiary whenever Regency Centers or the Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof).

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of

•	the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means the percentage established by Board Resolution (or, in the absence of such Board Resolution, 0.25%) plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index designated by Regency Centers.

“Subsidiary” means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by Regency Centers or by one or more other Subsidiaries of Regency Centers. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

“Total Assets” as of any date means the sum of

•	Undepreciated Real Estate Assets and

•	all other assets of Regency Centers and its Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles).

“Total Unencumbered Assets” means the sum of

•	those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and

•	all other assets of Regency Centers and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of real estate assets of Regency Centers and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

“Unsecured Indebtedness” means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of Regency Centers or any Subsidiary.

Events of Default

Set forth below are events of default with respect to notes of any series under the indenture:

(a)	we do not pay principal of or premium on any note of that series when due;

(b)	we do not pay any interest on any note of that series within 30 days of the due date;

(c)	we fail to comply with the provisions described under “—Merger, Consolidation or Sale”;

(d)	we or the guarantor fail to perform any other covenant or agreement under the indenture or the notes (other than a covenant or agreement expressly included in the indenture for the benefit of another series of notes) for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes of that series;

(e)	we fail to make any sinking fund payment when due;

(f)	we or the guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10.0 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

(g)	we or the guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10.0 million which remains undischarged or unstayed for 60 days after the right to appeal expires;

(h)	events of bankruptcy, insolvency or reorganization affecting us or the guarantor occur; or

(i)	any other event of default provided with respect to the notes of that series occurs. (§ 5.1)

We may change, add to or take away from the events of default by supplemental indenture with respect to any series of notes prior to issuance. We will describe any such changes, additions or deletions in the applicable prospectus supplement.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes of any series, unless such holders shall have offered to the trustee reasonable indemnity. (§ 6.3) Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series. (§ 5.12)

If an event of default (other than an event of default described in clause (h) above) occurs and is continuing with respect to the notes of any series outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may accelerate the maturity of the notes of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes of that series may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided and all expenses of the trustee are paid. If an event of default specified in clause (h) above occurs with respect to the notes of any series, the outstanding notes of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. (§ 5.2) For information as to waiver of defaults, see “—Modification and Waiver”.

No holder of any note of any series will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless

•	such holder has previously given to the trustee written notice of a continuing event of default with respect to the notes of that series;

•	holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request; and

•	the trustee has failed to institute such proceeding within 60 days. (§ 5.7)

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the due dates expressed in such note. (§ 5.8)

We must furnish to the trustee quarterly a statement as to our performance of our obligations under the indenture and as to any default in such performance. (§ 10.11)

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes, (4) rights, obligations and immunities of the trustee under the indenture and (5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if

(a)	we have paid the principal of and interest on the notes when due; or

(b)	all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, if we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on the notes,

•	we will be discharged from all obligations in respect of any notes or

•	we may omit to comply with restrictive covenants and such omission will not be an event of default under the indenture and the notes.

If we elect to omit to comply with restrictive covenants, the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants will remain in full force and effect.

Such trust may only be established if, among other things:

(1)	with respect to clause (A), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(2)	no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to any series has occurred or is continuing;

(3)	we have delivered to the trustee an opinion of counsel to the effect that such deposit will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(4)	other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series affected by the amendment. However, no amendment may, without the consent of the holder of each outstanding note affected,

•	change the stated maturity of the principal of, or any installment of principal or interest on, any note,

•	reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note,

•	change the place or currency of payment of principal of, or premium or interest on, any note,

•	impair the right to institute suit for the enforcement of any note,

•	reduce the percentage of outstanding notes necessary to amend the indenture,

•	reduce the percentage of outstanding notes necessary for waiver of compliance with the indenture or for waiver of defaults, or

•	modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified. (§ 9.2)

We may also amend the indenture without the consent of any holders of notes to

•	reflect a successor to us or to the guarantor which is assuming our obligations,

•	add to our covenants for the benefit of the holders of any series of notes,

•	add additional events of default for the benefit of any series of notes,

•	change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons,

•	change any provisions of the indenture so long as such change does not apply to notes outstanding at the time of the change,

•	establish the form or terms of any series of notes,

•	reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee,

•	secure the notes,

•	maintain the qualification of the indenture under the Trust Indenture Act, or

•	correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which was expressly included in the indenture solely for the benefit of a particular series of notes shall be deemed not to affect the rights under the indenture of the holders of notes of any other series.

The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive our compliance with restrictive provisions of the indenture. (§ 10.12) Subject to rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series, on behalf of all holders of notes of such series, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes of such series. (§ 5.13)

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT UNDER NORMAL CIRCUMSTANCES DTC WILL BE THE ONLY “HOLDER” OF THE NOTES. See “—Denomination, Registration, Transfer and Book-Entry Procedures”.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. (§§ 6.1 and 6.3)

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in cases or to realize on property received as security for any such claim or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate such conflict or resign. (§ 6.8)

Subordination

We will describe the terms and conditions, if any, upon which the notes are subordinated to our other indebtedness in the applicable prospectus supplement. Such terms will include a description of the indebtedness ranking senior to such notes, the restrictions on payments to the holders of such notes while a default under such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such notes following an event of default and provisions requiring holders of such notes to remit payments to holders of senior indebtedness.

PLAN OF DISTRIBUTION

We may sell the notes through underwriters or dealers, directly to one or more purchasers, or through agents. We will describe in the applicable prospectus supplement the terms of the offering of the notes, including the name or names of any underwriters, dealers or agents, the purchase price of the notes and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters’ compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the notes may be listed.

If underwriters are used in the sale of the notes, underwriters may acquire the notes for their own account and may resell the notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The notes may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. We will name the underwriters for a particular underwritten offering of notes in the prospectus supplement relating to the offering, and if an underwriting syndicate is used, we will set forth the managing underwriter or underwriters on the cover of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or agents to purchase the notes will be subject to conditions, and the underwriters will be obligated to purchase all the notes if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we utilize dealers in the sale of notes, we will sell the notes to the dealers as principals. The dealers may then resell the notes to the public at varying prices to be determined by the dealers at the time of resale. We will set forth the names of the dealers and the terms of the transaction in the applicable prospectus supplement.

We may sell notes directly or through agents which we designate from time to time, at fixed prices, which may be changed, or at varying prices determined at the time of sale. We will set forth the names of any agent involved in the offer or sale of the notes and any commissions payable by us to the agent in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will act on a best efforts basis for the period of its appointment.

In connection with the sale of the notes, underwriters or agents may receive compensation from us or from purchasers of notes for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

If so indicated in the prospectus supplement, we will authorize agents, underwriters, or dealers to solicit offers from some types of institutions to purchase notes at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents, dealers, and underwriters may be entitled under agreements with us to indemnification by us against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The notes may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the notes.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations applicable to the notes as well as a general summary of the material federal income tax considerations regarding our general partner, Regency Centers Corporation. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the U.S. dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Regency Centers” refers to Regency Centers Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the “Management Company”) (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency Centers for financial reporting purposes).

United States Holders

Payments of Interest

In the opinion of Foley & Lardner, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. A United States holder is a beneficial owner that is (1) a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner, a United States holder’s tax basis in a note will generally be its cost. In the opinion of Foley & Lardner, upon the sale or retirement of a note, a United States holder will generally recognize gain or loss equal to the difference between the amount realized (not including any amounts attributable to accrued and unpaid interest) and the holder’s tax basis of the note. Long-term capital gain of a non-corporate United States holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year and not more than five years and 18% in respect of property held for more than five years.

United States Alien Holders

For purposes of this discussion, a “United States Alien holder” is any holder of a note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

(1)

payments of principal and interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if, in the case of interest, (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers within the meaning of Section 881(c)(3)(C) of the Code and (c) the person otherwise required to withhold receives, in the manner provided by the IRS, a certification that the United States Alien holder is not a United States holder. A United States Alien holder may provide this certification by providing a properly completed W-8 BEN or other documentation as may be prescribed by the IRS. The appropriate documentation must be effective as to the interest and be provided prior to the payment of such interest. If a change in circumstances makes any information on such documentation incorrect, then the United States Alien holder must report the change within 30 days and provide new documentation;

(2)	a United States Alien holder of a note will generally not be subject to United States federal withholding tax on any gain realized on the sale of a note; and

(3)	a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual’s death.

Backup Withholding

Backup withholding of United States federal income tax at the statutory rate may apply to a payment made in respect of a Note, as well as a payment of proceeds from the sale of a Note, to a holder (other than a corporation or other exempt recipient), unless the holder provides certain information. If a holder (other than a corporation or other exempt person) sells a Note before the stated maturity to (or through) certain brokers, the broker may be required to withhold United States federal income tax at the statutory rate on the entire sale price unless such holder provides certain information and, in the case of a United States Alien holder, the United States Alien holder certifies that it is not a United States holder (and certain other conditions are met).

Tax Considerations Regarding Regency Centers

Regency Centers made an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. Regency Centers believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency Centers intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency Centers will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include entities); and

(7)	which meets income and asset tests.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner that (1) Regency Centers has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency Centers has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency Centers’ method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon representations made by Regency Centers as to factual matters including, but not limited to, those concerning its business and properties, its continuing beneficial ownership held by 100 or more persons, and matters relating to Regency Centers’ manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency Centers’ ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of Regency Centers’ operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of Regency Centers

As a REIT, Regency Centers generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency Centers will be subject to federal income tax in the following circumstances.

•	Regency Centers will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Under circumstances, Regency Centers may be subject to the “corporate alternative minimum tax” on its items of tax preference.

•	If Regency Centers has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by Regency Centers by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

•	If Regency Centers has net income from “prohibited transactions” (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

•	If Regency Centers should fail to satisfy certain gross income tests which require that at least 75% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments and at least 95% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, and has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a 100% tax on the income attributable to the greater of the amount by which Regency Centers fails the 75% test or the amount by which 90% of Regency Centers’ gross income exceeds gross income qualifying for the 95% test, multiplied by a fraction intended to reflect Regency Centers’ profitability.

•	If Regency Centers should fail to distribute during each calendar year at least the sum of

(i)	85% of its REIT ordinary income for such year,

(ii)	95% of its REIT capital gain net income for such year, and

(iii)	any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If during the 10-year period (the “recognition period”) beginning on the first day of the first taxable year for which Regency Centers qualified as a REIT, Regency Centers recognizes gain on the disposition of any asset held by Regency Centers as of the beginning of such recognition period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such recognition period over (b) Regency Centers’ adjusted basis in such asset as of the beginning of such recognition period (the “built-in gain”), such gain will be subject to tax at the highest regular corporate rate. Because Regency Centers initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that Regency Centers will own any assets with substantial built-in gain.

•	If Regency Centers acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency Centers’ hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation (“carry-over basis”), and Regency Centers recognizes gain on the disposition of such asset during the recognition period beginning on the date on which such asset was acquired by Regency Centers, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate.

The result described above with respect to the recognition of built-in gain during the recognition period assumes Regency Centers will make an election in accordance with regulations issued by the Internal Revenue Service (“IRS”).

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency Centers fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency Centers will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency Centers fails to qualify will not be deductible by Regency Centers nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency Centers will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency Centers would be entitled to such statutory relief.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular investors in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRAs”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the notes is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the notes (i) is permissible under the documents governing the ERISA plan, (ii) is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

LEGAL MATTERS

The validity of the notes and tax matters described under “Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for Regency Centers by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency Centers with respect to this offering beneficially owned approximately 4,100 shares of common stock of our general partner as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedule of Regency Centers, L.P. as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, and the consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG LLP audits and reports on consolidated financial statements of Regency Centers, L.P. and Regency Centers Corporation issued at future dates, and consents to the use of their reports thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their reports and said authority.

$150,000,000

REGENCY CENTERS, L.P.

4.950% Notes due 2014

P R O S P E C T U S    S U P P L E M E N T

March 29, 2004

(To Prospectus dated May 9, 2001)

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